Exhibit 2.3
July 30, 2008
Irwin Commercial Finance Corporation, Equipment Finance
Irwin Union Bank and Trust Company
500 Washington Street
Columbus, Indiana 47202
Attention: Gregory F. Ehlinger
     Re:      Amendment to Asset Purchase Agreement dated July 21, 2008
Dear Greg:
Reference is made to the above-referenced Asset Purchase Agreement by and among Irwin Commercial Finance Corporation, Equipment Finance (“Seller”), Irwin Union Bank and Trust Company, EQ Acquisitions 2003, Inc. (“Purchaser”) and Equilease Financial Services, Inc. (the “Purchase Agreement”). Capitalized terms used but not otherwise defined in this letter agreement (“Agreement”) have the meanings ascribed to them in the Purchase Agreement (unless otherwise specified).
The purpose of this Agreement is to memorialize our agreement and understanding with respect to (i) the manner in which the Closing Cash Payment will be made as it relates to Assets evidenced by certain Files and Records related to the Loans and Leases listed on Schedule A attached hereto and incorporated herein, which remain uncertified by the Custodian (collectively, the “Uncertified Files”), (ii) the manner in which the Closing Cash Payment will be made as it relates to Assets evidenced by certain Files and Records related to the Loans and Leases listed on Schedule B attached hereto and incorporated herein, which require the Custodian to verify either (A) the existence of a pay proceeds letter or equivalent or (B) an indication of a verbal check, in order to clear a Missing File Item relating to “subsection (ii)” of the “Specified Documents File” requirements set forth in Schedule 1 of the Custodian Receipt form attached as Exhibit E to the Purchase Agreement (collectively, the “Pay Proceeds Files”), (iii) certain Liabilities of Seller which will be assumed by Purchaser at the Closing, and (iv) the agreement of Seller to provide indemnification to Purchaser for any Indemnity Losses relating to the absence of insurance coverage on certain property relating to certain Loans and Leases.
Uncertified Files
Notwithstanding anything contained in Section 1.03 of the Purchase Agreement to the contrary, Seller and Purchaser agree that, with respect to any Asset evidenced by an Uncertified File, such Asset and the Uncertified File associated therewith shall be transferred to and purchased by Purchaser at the Closing and the portion of the Closing Cash Payment (the “Uncertified Portion of Purchase Price”) attributable to such Asset and the Uncertified File associated therewith shall not be paid in cash to Seller at Closing, but shall instead be paid into escrow pursuant to the terms and conditions of the Escrow Agreement. For purposes of the foregoing, the portion of the Closing Cash Payment attributable to an Uncertified File shall be an amount equal to the value of the applicable Uncertified File

(which shall be the “net investment” amount reflected on the Disclosure Schedules) multiplied by seventy-seven percent (77%).
Seller and Purchaser agree that upon the completion of the certification of the Uncertified Files, which is expected to occur on or before July 31, 2008, and to the extent any Uncertified File is not deemed a Holdback Transaction (a “Certified File”), Seller and Purchaser shall promptly direct the Escrow Agent in writing, by no later than 2:00 pm EDT on July 31, 2008 (or such later date as is one Business Day after the date that the certification of the Uncertified Files is completed if it is not completed prior to 12:00 pm EDT on July 31, 2008), to release that portion of the Uncertified Portion of Purchase Price that represents the applicable Certified File (plus interest earned thereon while in the escrow account) to Seller. To the extent an Uncertified File is deemed a Holdback Transaction, the portion of the Uncertified Portion of Purchase Price attributable thereto shall remain in escrow and be released in accordance with terms and conditions of Section 1.03(d) of the Purchase Agreement and the Escrow Agreement.
Furthermore, to the extent that an Uncertified File is deemed a Holdback Transaction, Purchaser and Seller agree to update the Schedule of Missing File Items being delivered in connection with the Closing as such relates to an Uncertified File.
Pay Proceeds Files
Notwithstanding anything contained in Section 1.03 of the Purchase Agreement to the contrary, Seller and Purchaser agree that, with respect to the any Asset evidenced by a Pay Proceeds File, such Asset and the Pay Proceeds File associated therewith shall be transferred to and purchased by Purchaser at the Closing; provided, however, that only twenty-five percent (25%) of the Closing Cash Payment attributable to such Asset and the Pay Proceeds File associated therewith shall be paid in cash to Seller at Closing, and the remaining portion of the Closing Cash Payment attributable to such Asset and the Pay Proceeds File associated therewith shall be paid into escrow (the “Unpaid Portion of Purchase Price”) pursuant to the terms and conditions of the Escrow Agreement.
Seller and Purchaser agree that upon the completion of the Custodian’s review of the Pay Proceeds Files, which is expected to occur on or before July 31, 2008, and to the extent the Custodian provides verification of the existence of the pay proceeds letter in any Pay Proceeds File, Seller and Purchaser shall promptly direct the Escrow Agent in writing, by no later than 2:00 pm EDT on July 31, 2008 (or such later date as is one Business Day after the date that the Custodian completes its review and verification of the Pay Proceeds Files if it is not completed prior to 12:00 pm EDT on July 31, 2008), to release that portion of the Unpaid Portion of Purchase Price that represents the applicable Pay Proceeds Files (plus interest earned thereon while in the escrow account) to Seller. To the extent the Custodian is unable to verify the existence of the pay proceeds letter or an indication of a verbal check for any Pay Proceeds File, such Pay Proceeds File shall be deemed a Holdback Transaction, and the Unpaid Portion of Purchase Price attributable thereto shall remain in escrow and be released in accordance with terms and conditions of Section 1.03(d) of the Purchase Agreement and the Escrow Agreement. To the extent a Pay Proceeds File is deemed a Holdback Transaction, the portion of the Unpaid Portion of Purchase Price attributable thereto shall remain in escrow and be released in accordance with terms and conditions of Section 1.03(d) of the Purchase Agreement and the Escrow Agreement. For purposes of the foregoing, the portion of the Closing Cash Payment attributable to a Pay Proceeds File shall be an amount equal to the value of the applicable Pay Proceeds File (which shall be the “net investment” amount reflected on the Disclosure Schedules) multiplied by seventy-seven percent (77%).
Certain Liabilities of Seller
Seller and Purchaser agree that the Closing Cash Payment will be reduced by an amount equal to $634,816.57, which represents the amount of certain Liabilities of Seller set forth on Schedule B attached hereto and incorporated herein by reference, which Liabilities in the respective amounts specified on Schedule C Purchaser agrees to assume as of the Closing Date (collectively, the “Additional Assumed Liabilities”). Seller and Purchaser further agree that each of the Additional Assumed Liabilities, up to the respective amounts specified on Schedule B will be deemed an “Assumed Liability” under the Purchase Agreement and as such shall be deemed subject to the terms and conditions governing Assumed Liabilities set forth in the Purchase Agreement.
Insurance Indemnification
The parties have identified certain property covered by the Loans and Leases which are not currently insured (the “Uninsured Property”). Seller hereby agrees to indemnify and hold Purchaser harmless from and against any Indemnity Losses that Purchaser incurs as a result of damage to or destruction of the Uninsured Property occurring prior to the Closing Date due to Seller’s failure to maintain insurance coverage on the Uninsured Property in the period up to and ending on the Closing Date. Seller and Purchaser agree that the foregoing indemnity shall be subject to all terms and conditions set forth in Article VII of the Purchase Agreement. Purchaser acknowledges and agrees that Purchaser shall be responsible for obtaining and maintaining the required insurance on the Uninsured Property and the remaining Assets being purchased under the Purchase Agreement from and after the Closing Date.
Closing Date
The parties hereto agree that the Closing Date shall be amended from July 29, 2008 to July 30, 2008, and all references in the Purchase Agreement shall be modified accordingly. The Closing Worksheet attached hereto is accepted and agreed to by the parties as the final calculation, for Closing purposes, of the Purchase Price and adjustments thereto and the schedules attached thereto shall be deemed to be the schedules of Uncertified Files, Pay Proceeds Files and Holdback Transactions for purposes of this letter, the Purchase Agreement and the Escrow Agreement.
Amendment
Pursuant to Section 12.08 of the Purchase Agreement, this Agreement amends the Purchase Agreement as provided herein. Except as otherwise provided herein, all other terms and conditions of the Purchase Agreement shall remain unmodified.
[Signature page follows]

By signing below, you accept and agree to the terms of this Agreement,.

Sincerely,

PURCHASER:

EQ Acquisitions 2003, Inc.

By:	/s/ Gary Silverhardt
Name:	Gary Silverhardt
Title:	President & CEO

PURCHASER GUARANTOR:

Equilease Financial Services, Inc

By:	/s/ Gary Silverhardt
Name:	Gary Silverhardt
Title:	President & CEO
Accepted and agreed to this 30th day of July, 2008
SELLER:
Irwin Commercial Finance Corporation, Equipment Finance

By:	/s/ Jody A. Littrell
Name:	Jody A. Littrell
Title:	VP - Treasurer
GUARANTOR:
Irwin Union Bank and Trust Company

By:	/s/ Matt Souza
Name:	Matt Souza
Title:	VP, CAO & Secretary

Schedule A
Uncertified Files

Schedule B
Pay Proceeds Files

Schedule C
Additional Assumed Liabilities